NEWS RELEASE	[CIGNA Logo]

For Release:	Immediate
		One Liberty Place 1650 Market Street P.O. Box 7716 Philadelphia, PA 19192-1550
Contact:	Edwin J. Detrick, Investor Relations - (215) 761-6130	215.761.1000
	Wendell Potter, Media Relations - (215) 761-4450

CIGNA REPORTS FIRST QUARTER RESULTS

PHILADELPHIA, May 2, 2001 — CIGNA Corporation (NYSE:CI) today reported first quarter 2001 operating income1 of $272 million, or $1.76 per share2, excluding an $8 million after-tax gain on the sale of a partial interest in a business. This represents a 12% increase over operating income of $1.57 per share for the first quarter of 2000.

“CIGNA’s earnings growth reflects the breadth of our product and service capabilities and our commitment to increasing consumer choice and quality,” said H. Edward Hanway, CIGNA’s chief executive officer.

HIGHLIGHTS OF SEGMENT RESULTS:

Employee Health Care, Life and Disability Benefits

•

This segment includes CIGNA’s HMO and Indemnity operations. HMO includes medical and dental managed care and specialty health care operations. Indemnity includes medical and dental indemnity, disability, and group life insurance operations.

After-Tax Operating Income ($ millions):

	First Qtr. 2001	First Qtr. 2000	Change
HMO	$128	$124	3%
Indemnity	85	66	29
Goodwill	(15)	(15)	-

Total Segment	$198	$175	13%

•	Operating income for the segment increased 13% in the quarter, compared with operating income for the same period last year.

•

The HMO results for the first quarter of 2000 included net favorable after-tax adjustments of $5 million. Excluding these adjustments, operating results increased 8%, compared with the same period last year. This increase reflects higher earnings for the specialty health care operations. Results also reflect increased medical costs for the commercial full-risk business.

•

Indemnity operating income increased 29% over the first quarter of 2000. The improved results are primarily due to higher earnings from retrospectively experience-rated health care business, reflecting rate increases and membership growth.

•

The after-tax operating margin[3] for the segment was 5.3%, compared with 4.9% for the first quarter of 2000. The increase was largely attributable to higher earnings in the medical indemnity, specialty health care, group life insurance and group disability businesses.

Premiums and Premium Equivalents ($ millions):

	First Qtr. 2001	First Qtr. 2000	Change
HMO Premiums and Fees	$1,636	$1,633	-%
HMO Equivalents	1,797	1,633	10

	3,433	3,266	5

Indemnity Premiums and Fees	1,798	1,628	10
Indemnity Equivalents	3,135	2,608	20

	4,933	4,236	16

Total	$8,366	$7,502	12%

•

The 12% increase in premiums and premium equivalents[4] for the combined HMO and Indemnity operations was driven primarily by the effect of higher medical costs under alternative funding programs, rate increases and membership growth, partially offset by lower Medicare premiums due to market exits.

•

Excluding Medicare, total premiums and premium equivalents for the segment increased 14%, compared with the first quarter of 2000. Premiums for the Medicare business, which CIGNA substantially exited on January 1, 2001, were $70 million and $250 million for the first quarter of 2001 and the first quarter of 2000, respectively.

Membership (thousands):

	March 31, 2001	March 31, 2000	Change	Dec. 31, 2000	Change
HMO	6,923	7,083	(2)%	7,234	(4)%
Indemnity	7,379	6,951	6	7,079	4

Total Medical Lives	14,302	14,034	2%	14,313	-%

•	Excluding Medicare membership of 45,000 at March 31, 2001 and 165,000 at March 31, 2000, total medical membership increased 3%, compared with the same period last year.

•	The net decline in HMO membership since December 31, 2000 is primarily due to the loss of a few large self-funded accounts.

•	Indemnity membership increased 4% since December 31, 2000 due primarily to continued growth in medical PPO lives, reflecting customer preference for products offering more choice.

•	For full year 2001, CIGNA expects total medical lives to grow in the 3-4% range.

•

At March 31, 2001, approximately 20% of CIGNA’s 14.3 million medical lives were covered by guaranteed cost managed care and indemnity arrangements (primarily Commercial HMO, Medicare, and Medicaid) where CIGNA assumes the risk for medical cost inflation.

•

CIGNA’s specialty health care businesses experienced strong growth in the quarter. The Dental managed care and indemnity operations grew by 4%, or 515,000 members, compared with March 31, 2000. The Behavioral Care operations grew by 12%, or 1.4 million members, compared with March 31, 2000.

Other Statistics:

	First Qtr. 2001	First Qtr. 2000	Fourth Qtr. 2000
Commercial HMO Medical Risk Loss Ratio	85.9%	84.0%	84.3%
HMO Administrative Expense Ratio	10.1%	10.2%	10.6%

•

The Commercial HMO medical risk loss ratio increased over the same period last year and the fourth quarter of 2000. Approximately half of the increase in the loss ratio is due to favorable reserve development in the first quarter of last year.

•

Average net premium yield increases (i.e., rate increases net of reductions in benefits) for the Commercial HMO business approximated 10% in the quarter. CIGNA expects net premium yield increases for full year 2001 to be in the 10-11% range.

•

The rate of commercial medical cost inflation was approximately 11% in the quarter. Professional services and pharmacy (utilization and unit cost increases) were the primary factors driving medical cost inflation in the quarter. CIGNA expects medical cost trend for full year 2001 to be in the 10-11% range.

•	The expense ratio for HMO was essentially level with the first quarter of 2000, due primarily to technology and eCommerce spending, offset by expense reduction initiatives.

Employee Retirement Benefits and Investment Services

•

This segment, which operates in the defined contribution, defined benefit and corporate life insurance markets, had operating income of $60 million in the first quarter of 2001, compared with $65 million for the same period last year. The results in the quarter reflect the effect of stock market declines on asset-based revenues.

•

Assets under management at March 31, 2001 were $52.2 billion, a decrease of 9% compared with $57.4 billion as of March 31, 2000, and a decrease of 5% compared with $55.2 billion as of December 31, 2000. The decline primarily reflects stock market depreciation.

•	The ratio of annualized underlying segment operating income to average assets under management was approximately 45 basis points for the quarter, compared with 46 basis points for full year 2000.

International Life, Health and Employee Benefits

•

This segment, which includes CIGNA’s life insurance and employee benefits businesses operating in select international markets, had operating income of $13 million in the first quarter of 2001, excluding an after-tax gain of $8 million associated with the sale of a partial interest in CIGNA’s Japanese life insurance operation. This compared with operating income of $8 million for the same period last year.

•

The improvement in operating income for the first quarter reflects growth in life and group benefits business in Japan and other Asian operations, as well as business growth for health care products related to expatriate employees of multinational companies.

•

Premiums and fees of $186 million decreased 61%, compared with $472 million in the first quarter of 2000. The decrease in premiums and fees reflects the absence of revenues from CIGNA’s interest in the Japanese life insurance business. The first quarter sale of a 21% interest in this business reduced CIGNA’s ownership to 40%, triggering the use of the equity method of accounting. As a result, CIGNA no longer consolidates the assets, liabilities, revenues and expenses of this operation. Partially offsetting the decrease for the quarter was increased premiums and fees from growth in the life and group benefits business in certain Asian operations, as well as higher premiums and fees for the expatriate health care business. Excluding the Japanese life insurance operation, premiums and fees increased 18%, compared with the first quarter of 2000.

Other Operations

•

Other Operations includes gain recognition related to the 1998 sale of the individual life insurance and annuity business and the 2000 sale of a portion of the reinsurance business. It also includes the results of the leveraged corporate life insurance operation, the reinsurance business (consisting of the sold reinsurance operations prior to the date of sale and the retained business that was placed in run-off) and the settlement annuity business.

•

Other Operations reported operating income of $20 million in the first quarter of 2001, compared with $28 million for the same period last year. The decrease in the quarter primarily reflects the absence of earnings from the sold reinsurance business.

Corporate

•	Corporate includes unallocated investment income and parent company expenses, primarily debt service.

•

Corporate had a loss of $19 million in the first quarter of 2001, compared with a loss of $11 million for the same period last year. The increased loss in the quarter reflects lower net investment income on unallocated corporate investments resulting from share repurchases.

OTHER HIGHLIGHTS OF CONSOLIDATED FIRST QUARTER 2001 RESULTS:

•	Consolidated net income[5] for the quarter was $276 million, or $1.78 per share, compared with $271 million, or $1.60 per share, for the same period last year.

•

Consolidated revenues for the first quarter of 2001 were $4.7 billion, compared with $4.9 billion for the first quarter of 2000. The decrease was primarily due to the absence of revenues in the International segment associated with the deconsolidation of the Japanese life insurance operation, as well as the Medicare market exits in the Employee Health Care, Life and Disability Benefits segment. This decrease was partially offset by growth in Indemnity and HMO operations. Excluding the effects of Medicare and the Japanese life insurance operation, consolidated revenues increased 8%, compared with the first quarter of 2000.

•	The company repurchased 3.5 million shares of its common stock for $381 million during the first quarter. Total available repurchase authority is approximately $660 million at May 2, 2001.

•

Unpaid claims and claims expenses at March 31, 2001 decreased to $4.1 billion from $4.8 billion at December 31, 2000. The decrease was primarily due to the deconsolidation of the Japanese life insurance operation and, to a lesser extent, reduced reserves related to Medicare market exits.

•

Assets at March 31, 2001 decreased to $88.3 billion from $95.1 billion at December 31, 2000, reflecting stock market depreciation on equity separate account assets and the effects of deconsolidation of the Japanese life insurance operation.

Quarterly earnings and conference call information are available on CIGNA’s web site (http://www.cigna.com) in the Investor Relations section.

* Notes:

1.	Operating income (loss) is defined as net income (loss) excluding after-tax realized investment results.

2.	All earnings per share amounts are on a diluted basis.

3.	Operating margin is defined as operating income divided by GAAP revenue, excluding realized investment gains.

4.

Due to CIGNA’s business mix, which has a large concentration of retrospectively experience-rated and ASO business with self-insured customers, rather than fully insured business, management believes that business volume is best measured by premiums and fees plus premium equivalents. Premium equivalents generally equal paid claims under alternative funding programs, where CIGNA’s customers assume all or a portion of the responsibility for funding claims. CIGNA would have recorded the amount of these paid claims as additional premiums if these programs had been written as guaranteed cost (full risk) business.

5.	Consolidated net income for the first quarter of 2001 includes the $8 million after-tax gain on the sale of a partial interest in CIGNA’s Japanese life insurance business.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

CIGNA and its representatives may from time to time make written and oral forward-looking statements, including statements contained in CIGNA’s filings with the Securities and Exchange Commission and in its reports to shareholders. These statements may contain information about financial prospects, economic conditions, trends and known uncertainties. CIGNA cautions that actual results could differ materially from those that management expects, depending on the outcome of certain factors. Some factors that could cause actual results to differ materially from the forward-looking statements include:

1.	increases in medical costs that are higher than anticipated in establishing premium rates in CIGNA's health care operations, including increased use and costs of medical services;
2.

increased medical, administrative, technology or other costs resulting from legislative, regulatory and litigation challenges to, and new regulatory requirements imposed on, CIGNA's health care business;

3.	heightened competition, particularly price competition, which could reduce product margins and constrain growth in CIGNA's businesses;
4.	significant reductions in customer retention;
5.	significant changes in interest rates;
6.	significant and sustained stock market declines which could, among other things, trigger payments contingent on certain variable annuity account values;
7.	significant deterioration in economic conditions, which could have an adverse effect on CIGNA's operations and investments; and
8.	changes in federal income tax laws.

This list of important factors is not intended to be exhaustive. There may be other risk factors that would preclude CIGNA from realizing the predictions made in the forward-looking statements. While CIGNA may periodically update this discussion of risk factors, CIGNA does not undertake to update any forward-looking statement that may be made by or on behalf of CIGNA prior to the next required filing with the Securities and Exchange Commission.

CIGNA CORPORATION
COMPARATIVE SUMMARY OF FINANCIAL RESULTS
(Dollars in millions, except per share amounts)

[CIGNA Logo]

	Three Months Ended March 31,
	2001	2000

REVENUES
Premiums and fees	$3,799	$3,989
Net investment income	716	716
Other revenues	225	177
Realized investment gains (losses)	(8)	9

Total	$4,732	$4,891

OPERATING INCOME (LOSS) BY SEGMENT (1) (2)
Employee Health Care, Life and Disability Benefits:
HMO operations	$118	$114
Indemnity operations	80	61

Total Employee Health Care, Life and Disability Benefits	198	175
Employee Retirement Benefits and Investment Services	60	65
International Life, Health and Employee Benefits (2)	21	8
Other Operations	20	28
Corporate	(19)	(11)

Total	$280	$265

NET INCOME (LOSS) BY SEGMENT (2)
Employee Health Care, Life and Disability Benefits:
HMO operations	$117	$113
Indemnity operations	91	69

Total Employee Health Care, Life and Disability Benefits	208	182
Employee Retirement Benefits and Investment Services	51	63
International Life, Health and Employee Benefits (2)	21	8
Other Operations	15	29
Corporate	(19)	(11)

Total	$276	$271

DILUTED EARNINGS PER SHARE:
Operating income	$1.81	$1.57
After-tax realized investment gains	(0.03)	0.03

Net income	$1.78	$1.60

Weighted average shares (in thousands)	154,923	169,310

SHAREHOLDERS' EQUITY at March 31:	$5,325	$5,838

SHAREHOLDERS' EQUITY PER SHARE at March 31:	$35.56	$35.85

(1) Operating income (loss) is defined as net income (loss) excluding after-tax realized investment results.

(2) Includes an after-tax gain of $8 million on the sale of a partial interest in the Japanese life insurance operation. Excluding the gain, total operating income was $272 million and operating earnings per share was $1.76.